

Mail Stop 3561

August 10, 2017

Via E-mail
Brent D. Willis
Chief Executive Officer
New Age Beverages Corp.
1700 E. 68th Avenue
Denver, CO, 80229

  Re: New Age Beverages Corp.
     Registration Statement on Form S-3
     Filed July 18, 2017
     File No. 333-219341

Dear Mr. Willis:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You filed a Form 8-K on June 13, 2017 indicating that you intend to file by amendment the historical financial statements of Marley Beverage Company not later than 71 calendar days after the date the Form 8-K was required to be filed. It is unclear to us whether the transaction exceeds the significance levels in Rule 3-05 of Regulation S-X. Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release No. 33-7355.

2. Please tell us when you intend to file an 8-K with the financial information required by Item 9.01 of Form 8-K, you indicated you intend to file in the 8-K filed May 24, 2017, relating to the acquisition of assets of Premier Micronutrient Corporation. In the Form

8-K the company indicates it intended to file the financial statements within the 71 day period; however, it appears this time period has passed. Please advise.

3.   We note that you disclose in the Form 8-K filed on January 30, 2017 that your subsidiary entered into an agreement to sell the property located at 1700 E 68th Avenue, Denver, CO 80229. Please tell us if you completed the disposition of those assets and, if so, when you filed an 8-K for such disposition; as required by Item 2.01 of Form 8-K.

4.   Please tell us how you determined that the Forms 8-K filed on October 14, 2016 and August 22, 2016 were timely filed given the events disclosed appear to have occurred more than four business days prior to the filing dates. It appears that you appointed your new accountant on June 30, 2016 and that Chuck Ence was appointed on September 15, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Marcelle S. Balcombe, Esq.
      Sichenzia Ross Ference Kesner LLP